

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2011

Michael L. Babich
President and Chief Executive Officer
Insys Therapeutics, Inc.
10220 South 51st Street, Suite 2
Phoenix, AZ 85044-5231

> **Re: Insys Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 29, 2011**
> **File No. 333-173154**

Dear Mr. Babich:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

3. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your ranges may not exceed $2 if you price below $20 and 10% if you price above $20.

4. Please file your remaining exhibits as promptly as possible. We will need time to review these documents once they are filed.

5. Please provide us with proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Prospectus Summary, page 2

6. We note that your registration statement includes numerous references to data attributed to IMS Health, Inc. Please briefly describe who IMS Health is. In addition, please disclose what your relationship is to IMS Health and whether the information attributed to IMS Health was compiled on your behalf.

Risk Factors, page 9

"We are highly dependent on the success of our Fentanyl SL Spray…," page 11

7. Please provide additional disclosure describing the CMC and labeling issues highlighted in the FDA's December 2010 and January 2011 deficiency letters with regard to your Dronabinol SG Capsule and how the Company seeks to address these issues. In addition, please briefly explain the distinction between a "major" and "minor" deficiency letter from the FDA. Please also make sure to include in your Business section disclosure a discussion of your significant interactions with the FDA concerning the development of Dronabinol SG Capsule.

"If we fail to attract and keep management and other key personnel…," page 20

8. To the extent you have experienced problems attracting and retaining highly qualified personnel in the recent past, please revise to describe these problems.

"We rely on third parties to conduct and oversee our clinical trials…," page 27

9. We note your reliance on agreements with third-party clinical research organizations to conduct your clinical trials. For example, we note that you have contracted with Excel Life Sciences to conduct your Phase II clinical trial for LEP-ETU. It appears that you may be substantially dependent on some or all of these agreements. If you are, please file copies and describe the material terms of the agreements within your Business section. If you do not believe that you are substantially dependent on them, please provide an analysis supporting your determination.

"We are a defendant in a lawsuit to seek rescission of invention assignments…," page 38

10. We note that your risk factor heading does not indicate a specific risk to the Company. Please revise your risk factor heading to highlight that rescission of invention assignments could result in material adverse impact on your business by preventing the Company from obtaining exclusive patents rights covering its product candidates.

Industry and Market Data, page 50

11. On page 50 you have stated that you have not independently verified market and industry data obtained from third-party sources. This statement appears to imply that you are not taking liability for certain statistical and other industry and market data included in your registration statement. Please delete this sentence, as it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Alternatively, please expand your disclosure to include a statement specifically accepting liability for this information.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Basis of Presentation
Research and Development Expenses, page 64

12. Please revise your disclosure here to include the inception to date period. Further, please provide a discussion as to the nature of research and development expenses of NeoPharm, Inc.

Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation, page 69

13. We have reviewed your disclosure with respect to the valuation of your common stock and have the following comments:

- Quantitatively discuss the significant assumptions used under the different valuation methodologies at each assessment date, including how the adjusted equity value was estimated and changed.
- Qualitatively and quantitatively elaborate on how the common stock fair value declined from $0.33 to $0.02 between July 2008 and February 2010.
- Quantitatively illustrate how each valuation considered the future potential outcomes as well as values and probabilities associated with each respective outcome, such as initial public offering, merger or sale, dissolution, or continued operation as a private company.
- Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation

and the estimated IPO price. Please update your schedule of stock options granted to the date of your response to these comments.

- Disclose the intrinsic value of the outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented in the registration statement. The current disclosure solely appears to include the intrinsic value of the options granted in July 9, 2008, July 25, 2008 and February 22, 2010.

Contractual Obligations, page 76

14. In your financial statements, you disclose several licensing and clinical trial agreements that would require you to make milestone payments and could have a material impact on your liquidity. Additionally, we note the holders of NeoPharm stock prior to the merger to receive cash payments aggregating $20.0 million. Please revise your disclosure here to discuss these various agreements including the timing and amount of the total potential payments due under each agreement. Refer to Financial Reporting Release 501.03.

Business, page 78

Our product candidates, page 84

15. We note your disclosure that the Phase 3 safety and efficacy trial for Fentanyl SL Spray met all primary and secondary endpoints with statistical significance. Please revise to explain how statistical significance is measured, discuss the concept of p-value and disclose the p-values that were observed in the Phase 3 study for Fentanyl SL Spray.

16. Please provide your basis for the expectation that the Company will receive an approval decision from the FDA in 2011.

Sales and Marketing, page 90

17. We note your disclosure that you intend to implement a "capital-efficient, incentive-based commercial organization" for your business. Please expand your disclosure to explain what you mean by "incentive-based model."

Manufacturers and Suppliers, page 90

18. We note that you have agreements in place with AptarGroup and DPT Lakewood for the completion of work related to your Fentanyl SL Spray trial. Please describe the material terms of these agreements in your Business section. In addition, please file a copy of each agreement as an exhibit to the registration statement. If you do not believe that you are substantially dependent on these agreements, please provide an analysis supporting your determination.

Intellectual Property, page 93

19. We note that you currently license two issued U.S. patents, corresponding foreign patents, and patent applications from Georgetown University in relation to LEP-ETU. Please revise your disclosure to provide a full description of the material terms of this license agreement with Georgetown University including:

- Amounts paid to date;
- Aggregate potential milestone payments;
- Range of royalty payments (i.e. "single digits," teens," "twenties");
- Termination provisions; and
- Duration

Please also file this license agreement as an exhibit to your registration statement or provide us with an analysis as to why it is not required to be filed.

Compensation Discussion and Analysis, page 112

Potential Payments Upon Termination or Change in Control

20. We note your disclosure that none of your named executive officers had the right to receive payments upon termination of services except for potential accelerated vesting of stock options under equity incentive plans in the event of corporate transactions. Pursuant to the requirements of Item 402(j) of Regulation S-K, please revise your registration statement to provide quantitative disclosure of the potential payments that would be due to each of your named executive officers under equity incentive plans assuming the specified triggering corporate transaction took place on the last business day of the Company's last completed fiscal year.

21. Please advise us as to whether you have entered into employment agreements with any of your named executive officers. If so, please identify these executive officers and provide a description of the material terms of the agreements. In addition, please file each of the employment agreements as an exhibit pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

Index to Consolidated Financial Statements
1. Introduction and Basis of Presentation, page F-7

22. Please revise your disclosure to comply with Rule 5.02(6) of Regulation S-X. In addition, please tell us why the amount has not changed from 2009.

11. NeoPharm Merger, page F-22

23. Please disclose the value of the stock exchanged in this transaction and how such value was determined.

24. With respect to the $5.3 million of in-process research and development acquired, please disclose the following information:
   - Disclose the specific nature and fair value of each significant in-process research and development project acquired.
   - Disclose the completeness, complexity and uniqueness of the projects at the acquisition date.
   - Disclose the nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates.
   - Explain the risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.

11. Fair Value Measurements, page F-24

25. With respect to NeoPharm's IPR&D, please address the following:

   - Tell us why you concluded that it was appropriate to use the cost method was used to value the projects.
   - Additionally, please disclose the significant assumptions used, such as:
     o the period in which material net cash inflows from significant projects are expected to commence;
     o material anticipated changes from historical pricing and margins; and
     o the risk adjusted discount rate applied to the project's cash flows.

26. Please disclose the drug candidates for which the contingent rights and payment obligation apply.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 or Daniel Greenspan at (202) 551-3623 with any other questions. In this regard, please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Matthew T. Brown, Esq.
Charles S. Kim, Esq.
Sean M. Clayton, Esq.
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121